SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934
                       (Amendment No. 23)*

                           PS Group, Inc.

                        (Name of Issuer)

                            Common Stock

                 (Title of Class of Securities)

                            693602 10 4

                         (CUSIP Number)

                          J. P. Guerin
 355 South Grand Avenue, 34th Floor, Los Angeles, CA 90071-1560
                           (213) 683-9574

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           June 28, 1994

                  Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))
                        Page 1 of 8 Pages

CUSIP No. 693602 10 4          13D              Page 2 of 8 Pages

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               John Patrick Guerin  ###-##-####

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds:
               OO (See Item 3)

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:

               United States citizen

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               343,705 Shares

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               343,705 Shares

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-


11       Aggregate amount beneficially owned by each Reporting
         Person:
               343,705 Shares


12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               5.6%

14       Type of Reporting Person*:
               IN

CUSIP No. 693602 10 4          13D              Page 3 of 8 Pages

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Fabienne M. Guerin     560-908-8333

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds:
               OO (See Item 3)

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:

               United States citizen

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               12,358 Shares

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               12,358 Shares

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               12,358 Shares

12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               0.2%

14       Type of Reporting Person*:
               IN

CUSIP No. 693602 10 4          13D              Page 4 of 8 Pages


         John Patrick Guerin and Fabienne M. Guerin (together, the "Reporting Persons") hereby file this Amendment No. 23 to
Schedule 13D. The Amendment reports in Item 5 the sale of certain securities of PS Group, Inc. Any additional information included in this Amendment merely restates (with appropriate updating) previously reported information, as required by Rule 13d-2(c) with respect to certain electronic filings of Schedule 13D.


Item 1.  Security and Issuer.

         This statement relates to the Common Stock of PS Group, Inc. (the "Securities"), 4370 La Jolla Village Drive,
         Suite 1050, San Diego, California 92122.


Item 2.  Identity and Background.

(a)-(b)  Name and Residence or Business Address.

         This statement is filed by:

               John Patrick Guerin
               355 South Grand Avenue, 34th Floor
               Los Angeles, California 90071-1560;

               and

               Fabienne M. Guerin
               355 South Grand Avenue, 34th Floor
               Los Angeles, California 90071-1560.


         Pursuant to Rule 13d-3(d)(1)(i)(C), this statement treats John Patrick Guerin ("Mr. Guerin") as the beneficial owner of Securities held by the John Patrick Guerin Trust (U/D/T dated 7-27-81), of which Mr. Guerin is the trustee and sole beneficiary and which trust Mr. Guerin may revoke at any time.

         Pursuant to Rule 13d-3(a)(1) and (2), this statement treats Mr. Guerin as the beneficial owner of Securities held by the Guerin Family Trust (U/D/T dated 7-27-81) and the J. Patrick Guerin III Trust (U/D/T dated 12-31-
         76), both of which are irrevocable but for both of which Mr. Guerin serves as trustee with sole power to dispose of and vote Securities held by both such trusts. The John Patrick Guerin Trust, the Guerin Family Trust, and the John Patrick Guerin III Trust are hereinafter referred to, collectively, as the "Trusts."

CUSIP No. 693602 10 4          13D              Page 5 of 8 Pages


(c)      Principal Occupation.

         Mr. Guerin is a private investor and serves on the boards of directors of Daily Journal Corporation, PS
         Group, Inc., and Lee Enterprises, Inc.

         Fabienne M. Guerin ("Mrs. Guerin") is a private investor. She is married to Mr. Guerin.

(d)      Criminal Convictions.

         Neither Mr. Guerin nor Mrs. Guerin has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e)      Civil Securities Law Judgments.

         Neither Mr. Guerin nor Mrs. Guerin is or has been subject to a civil judgment, decree, or final order regarding federal or state securities law during the last five years.

(f)      Citizenship

         Both Mr. Guerin and Mrs. Guerin are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons (and the Trusts) acquired the Securities in a liquidation distribution from Pacific Partners, a California limited partnership (the "Partnership"). The Partnership, through its predecessors, acquired the Securities in various open market transactions dating back to 1977.

         At the time the Partnership was dissolved, the Reporting Persons (including the Trusts) owned a pro rata interest in the Partnership of approximately 69.1 percent. Mrs. Guerin terminated her interest in the Partnership in consideration for the Securities she received. Mr. Guerin (and the Trusts) terminated his interest in the Partnership in consideration for the Securities he received. No funds were borrowed by the Reporting Persons (including the Trusts) in connection with the acquisition of the Securities.


Item 4.  Purpose of Transaction.

         The Reporting Persons already have on file with the Securities and Exchange Commission a Schedule 13D, as amended from time to time (the "Schedule 13D"), relating to the Securities. The Schedule 13D was last amended on January 5, 1993.

CUSIP No. 693602 10 4          13D              Page 6 of 8 Pages


         On June 28, 1994, the Guerin Family Trust sold 60,000 of the Securities beneficially owned by Mr. Guerin. Such sale, together with an increase by PS Group, Inc. in the number of Securities outstanding, has caused the total Securities reported as beneficially owned by the Reporting Persons to decline by less than 1 percent of the total Securities outstanding.

         The Reporting Persons (and the Trusts) continue to hold the Securities for investment purposes.


Item 5.  Interest in Securities of the Issuer.

a. The following table reflects the aggregate number of Securities and percentage of total voting power held by the Reporting Persons (and the Trusts) immediately after completion of the sale of Securities discussed in part
         (c) of this Item 5:

                              No. of Shares of    Percentage* of
         Name                   Common Stock       Voting Power

John Patrick Guerin Trust          50,714               .8%
Guerin Family Trust               116,370              1.9%
J. Patrick Guerin III Trust       176,621              2.9%
Fabienne M. Guerin                 12,358              0.2%

TOTAL                             356,063              5.9%**

      * Reflects voting power based upon 6,065,969 shares of the Securities outstanding as of March 22, 1994, as reported by PS Group, Inc.

     ** Total of individual percentages is only 5.8% due to rounding error.


     Mr. Guerin is a beneficiary of, and therefore has a direct economic interest in the Securities held by, the John Patrick Guerin Trust and the Guerin Family Trust.
     Mr. Guerin has no direct economic interest in Securities owned by the J. Patrick Guerin III Trust or by Mrs. Guerin and disclaims beneficial ownership thereof.

     Mrs. Guerin has no direct economic interest in Securities owned by the John Patrick Guerin Trust, the Guerin Family Trust or the J. Patrick Guerin III Trust (collectively, the "Trusts") and disclaims beneficial ownership thereof.


b. Mr. Guerin has sole investment and voting power with respect to the Securities held by the Trusts. Mrs. Guerin has sole investment and voting power with respect to the Securities held by her.


c. The Reporting Persons engaged in the following transaction in the Securities during the past sixty days:

         On 6-28-94, the Guerin Family Trust sold 60,000 shares of PS Group, Inc. Common Stock, in an open market transaction at a price of $10.25 per share.

CUSIP No. 693602 10 4          13D              Page 7 of 8 Pages


d. At this time, no person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities held by the John Patrick Guerin Trust, the Guerin Family Trust, and Fabienne M. Guerin. A person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the Securities held by the J. Patrick Guerin III Trust. Absent a change in trust holdings, however, such rights do not relate to more than 5% of the Securities outstanding.


e.       Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of PS Group, Inc.


Item 7.  Material to be Filed as Exhibits.

         This Amendment does not contain any exhibits; pursuant to Rule 13d-2(c), this Amendment does not restate the previously filed paper exhibits to the Schedule 13D.

CUSIP No. 693602 10 4          13D              Page 8 of 8 Pages


                            SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated this 30th day of June, 1994.



                                   JOHN PATRICK GUERIN




                                   /s/ John Patrick Guerin
                                   John Patrick Guerin


                                   FABIENNE M. GUERIN



                                   By:/s/John Patrick Guerin
                                       John Patrick Guerin
                                       Attorney-in-Fact
                                       (Power of Attorney already
                                       on file with the
                                       Commission is hereby
                                       incorporated by reference)






     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).